Exhibit 99.1

Voting Results of 2015 Annual General Meeting

At Alibaba Group Holding Limited’s (the “Company”) annual general meeting of shareholders held on October 8, 2015 (the “AGM”), the Company’s shareholders elected each of Joseph C. Tsai, Jonathan Zhaoxi Lu, J. Michael Evans and Börje E. Ekholm as a Group I director to serve until the Company’s 2018 annual general meeting, and Wan Ling Martello as a Group II director to serve until the Company’s 2016 annual general meeting, or until their successors are duly elected or appointed. The shareholders also ratified the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2016.

A total of 2,326,726,116 ordinary shares, including those underlying American depositary shares (“ADSs”), representing 92.5% of the ordinary shares issued and outstanding as of August 13, 2015, the record date, were present in person or by proxy at the AGM.  The results of the votes are as follows:

	For		Against		Abstain
Resolution	Votes	%	Votes	%	Votes	%
Election of Directors
Joseph C. Tsai (Group I)	2,141,176,026	92.03	183,791,835	7.90	1,758,255	0.08
Jonathan Zhaoxi Lu (Group I)	2,148,507,782	92.34	176,449,538	7.58	1,768,796	0.08
J. Michael Evans (Group I)	2,141,134,231	92.02	183,384,971	7.88	2,206,914	0.09
Börje E. Ekholm (Group I)	2,319,918,282	99.71	3,093,171	0.13	3,714,663	0.16
Wan Ling Martello (Group II)	2,322,214,202	99.81	2,707,511	0.12	1,804,403	0.08
Ratification of appointment of PricewaterhouseCoopers as Independent Registered Public Accounting Firm for Fiscal Year 2016	2,324,254,551	99.89	842,145	0.04	1,629,420	0.07

Maggie Wei Wu, as the person designated by the Company, was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the ordinary shares underlying approximately 437.2 million ADSs for which no voting instructions were given by the holders, and she exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.